Prepdeck LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Prepdeck LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 2, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	998,265	1,019,280
Accounts Receivable	19,065	61,574
Accounts Receivable - Related Party	150,000	-
Prepaid Expenses	96,707	13,679
Inventory	615,168	562,054
Loan Receivable - Related Party	15,406	20,000
Other Assets	12,500	-
Total Current Assets	1,907,111	1,676,586
Non-current Assets		
Production and Tooling, net of Accumulated Depreciation	102,738	-
Acquired Intangibles	62,530	-
Total Non-Current Assets	165,268	-
TOTAL ASSETS	2,072,379	1,676,586
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	966,345	685,293
Gift Card Liabilities	928	150
Sales Tax Payable	9,303	27,228
Accrued Liabilities	15,589	4,356
Deferred Revenue	54,691	21,972
Line of Credit	72,857	-
Accrued Interest	11,449	9,719
Total Current Liabilities	1,131,163	748,717
Long-term Liabilities		
Notes Payable	1,117,392	533,100
Notes Payable - Related Party	60,000	20,000
Total Long-Term Liabilities	1,177,392	553,100
TOTAL LIABILITIES	2,308,555	1,301,817
EQUITY		
Member's Equity	250,000	250,000
Accumulated Deficit	(486,176)	124,769
Total Equity	(236,176)	374,769
TOTAL LIABILITIES AND EQUITY	2,072,379	1,676,586

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	5,271,290	5,979,452
Cost of Revenue	2,906,350	3,239,914
Gross Profit	2,364,940	2,739,538
Operating Expenses		
Advertising and Marketing	2,362,670	1,809,650
General and Administrative	478,004	403,943
General and Administrative - Related Party	96,000	-
Research and Development	39,658	33,186
Rent and Lease - Related Party	6,750	9,000
Depreciation	9,300	200,934
Total Operating Expenses	2,992,382	2,456,713
Operating Income (loss)	(627,442)	282,825
Other Income		
Interest Income	-	44
Other	104,360	5,220
Total Other Income	104,360	5,264
Other Expense		
Interest Expense	87,864	63,701
Total Other Expense	87,864	63,701
Provision for Income Tax	-	-
Net Income (loss)	(610,945)	224,388

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(610,945)	224,388
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	9,300	200,934
Accounts Payable	281,053	645,454
Inventory	(53,114)	(521,115)
Accounts Receivable	42,509	(57,318)
Prepaids	(83,029)	58,821
Sales Tax Payable	(17,925)	25,958
Accrued Liabilities	(3,395)	4,356
Deferred Revenue	32,719	(146,845)
Accrued Interest	1,731	9,719
Other	16,177	(13,662)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	226,027	206,302
Net Cash provided by (used in) Operating Activities	(384,918)	430,690
INVESTING ACTIVITIES		
Loan Receivable	4,594	(20,000)
Loan Receivable - Related Party	(150,000)	-
Production and Tools	(102,739)	(200,934)
Acquired Intangibles	(62,530)	-
Net Cash provided by (used by) Investing Activities	(310,674)	(220,934)
FINANCING ACTIVITIES		
Line of Credit	72,857	-
Notes Payable	584,293	426,468
Notes Payable - Related Parties	40,000	20,000
Member's Equity	-	250,000
Net Cash provided by (used in) Financing Activities	697,149	696,468
Cash at the beginning of period	1,005,628	99,404
Net Cash increase (decrease) for period	1,557	906,224
Cash at end of period	1,007,185	1,005,628

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2020	150,101	-	(99,619)	50,482
Member's Equity	99,899	-	-	99,899
Net Income (Loss)	-	-	224,388	224,388
Ending Balance 12/31/2020	250,000	-	124,769	374,769
Net Income (Loss)	-	-	(610,945)	(610,945)
Ending Balance 12/31/2021	250,000	-	(486,175)	(236,175)

Prepdeck LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Prepdeck LLC ("the Company") was formed in California on October 12th, 2018. The Company is a digitally native brand of kitchen accessories centered around the Company's flagship patented product, Prepdeck. The company is based in Los Angeles California, and sells mostly direct to consumer via its website and Amazon with plans to expand its retail presence in 2023.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at time of shipment net of refunds and discounts. Sales that have not yet shipped are recorded as deferred revenue on the balance sheet, net of deferred discounts and refunds. The Company had deferred revenue of $54,691 and $21,972 as of December 31st, 2021 and 2020, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Production	7	101,928	7,278	-	94,650
Tooling	5	153,004	144,916		8,088
Grand Total	**-**	**254,932**	**152,194**	**-**	**102,738**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Acquired Intangibles

On June 9th, 2021, the Company acquired from a third-party company the entire business line related to a kitchen organizational product called the Chef Caddy. The agreement states the purchase price as $60,000 plus the assumption of the assumed liabilities, of which $1,000 shall be allocated towards the purchase of Goodwill. The agreement calls for 3.5% of the Company's gross sale of the product to be paid to the third-party seller during the period covering the closing date through 24 months thereafter. Royalty payments shall be made by the Company on a quarterly basis. The Company had $62,530 in Acquired Intangibles listed on the balance sheet as of December 31st, 2021. The Company had $852 of accounts payable related to royalties from gross sales of the product from Q3 and Q4 2021 as of December 31st, 2021.

Inventory

The Company had an inventory balance of $615,168 and $562,054 as of December 31st, 2021 and 2020, respectively. The Company performs an inventory count on an annual basis.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Other Income

Other Income totaled $154,360 as of December 31st, 2021. This primarily consists of income from grants and a gain from a refund on a fully depreciated fixed asset.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A shareholder loaned the Company $20,000 in 2020 and an additional $40,000 in 2021. The loan accrues interest at 12% and is due on demand. The loan requires quarterly payments of $1,800. The balance of the loan was $60,000 as of December 31st, 2021.

The Company had accounts receivable from a shareholder in the amount of $150,000. The amount does not accrue interest.

The Company had a loan receivable from a company owned by the CEO. The amount does not accrue interest and is due on demand. The balance of the loan receivable was $15,406 as of December 31st, 2021.

The Company rented office space and incurred rent expense of $6,750 and $9,000 in 2021 and 2020, respectively. This included $750 monthly payments to the same company owned by the CEO mentioned above. The Company is currently not renting the office space from this related party. The Company also paid this related party $96,000 for contracting services in 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company has long-term commitments in the form of royalties. See the Acquired Intangibles disclosure above for additional details.

NOTE 5 – DEBT

The Company entered into a line of credit agreement with a $75,000 credit limit. The amount accrues interest of 9.99%. The agreement requires principal payments of 2% every two weeks. The balance was $72,857 as of December 31st, 2021.

The Company entered into a loan agreement totaling $730,000. The amount accrues interest at 11% and requires weekly payments of $10,735. The balance was $603,340 as of December 31st, 2021.

In 2020, the Company entered into an SBA loan agreement totaling $150,000. The loan was increased to $500,000 in 2021. The amount accrues interest at 3.75%, is due in 2050, and requires monthly payments of $7,447. The balance was $494,052 as of December 31st, 2021. In 2022, the loan was increased to $855,700.

The Company entered into a loan agreement with a third party totaling $20,000. The loan accrues interest and is due on demand. The loan requires quarterly payments of $600. The balance of the loan was $20,000 as of December 31st, 2021.

The Company entered into a loan agreement with a third party totaling $202,500. The loan accrues interest 6% and is due on demand. The loan requires daily payments of $1,325. The balance of the loan was $202,500 as of December 31st, 2020. The loan was paid off in full in 2021.

The Company entered into a loan agreement with a third party totaling $125,700. The loan does not accrue interest but required a $30,000 onetime fee and is due on demand. The loan requires payments equaling of 20% of revenue. The balance of the loan was $125,700 as of December 31st, 2020. The loan was paid off in full in 2021.

The Company entered into a loan agreement with a third party totaling $35,000. The loan accrues interest of 12% and is due on demand. The loan requires quarterly interest payments only. The balance of the loan was $35,000 as of December 31st, 2020. The loan was paid off in full in 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$845,561
2023	$89,364
2024	$89,364
2025	$89,364
2026	$89,364
Thereafter	$47,232

NOTE 6 – EQUITY

The Company is a limited liability company wholly owned by multiple members and two classes of units. The Company is authorized to issue 10,000,000 total units allocated between Class A Common Units and Class B Non-Voting Units.

Class A Common Units provide the investor the right to vote. The Company had issued 5,585,300 Class A Common Units as of December 31st, 2021.

Class B Non-Voting Units do not provide the investor the right to vote. The Company had issued 600,000 Class B Non-Voting Units as of December 31st, 2021.

The Company had 3,814,700 unissued units, for which the class will be determined by the Class A Common Unitholders at a later date.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 2, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.